Exhibit 4.29

Resolutions adopted by the Board of Directors of ILOG S.A.

on November 29, 2005 relating to the grants of warrants

Authorization to issue warrants to subscribe for new shares in the Company which are to be reserved for issuance to the non-executive Directors

The Chairman informed the Board that the Extraordinary general meeting of shareholders held today decided to issue warrants to subscribe for a maximum of 56,000 shares of the Company, waived the preferential subscription right of the shareholders to the warrants, reserved the warrants for issuance to Ms Marie-Claude Bernal, Messrs Michel Alard, Pascal Brandys, Marc Fourrier, Richard Liebhaber, Todd Lowe and Thomas Weatherford entitled to 8,000 shares each, each warrant giving right to subscribe for one share of €1.00 nominal value each, and decided to grant the Board full powers, including the right to delegate the Chairman of the Board, to implement this authorization, including:

•	To determine the dates and terms of such issuance or issuances;
•	To carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Articles 171 and seq. of the Decree of March 23, 1967;
•	To finalize the share capital increases resulting from the exercise of the warrants; and
•

To modify Article 6 of the by-laws accordingly pursuant to Article 5 of the Decree, dated March 23, 1967, in order to mention the name of the beneficiaries of special advantages and their nature and more generally, to take all necessary measures.

The Chairman further reminded the Board that :

the amount receivable by the Company for each share issued upon the exercise of the warrants would be either (i) the average trading closing price as quoted on Eurolist during the 10 days preceding the date of the Shareholders’ Meeting, or (ii) the closing price for a share on Eurolist on the trading day preceding the Shareholders’ Meeting, whichever is the highest.

each warrant shall be issued at a price equal to 5% of the highest of the two following amounts which could be either (i) the average trading closing price as quoted on Eurolist. during the 10 days preceding the date of the Shareholders’ Meeting, or (ii) the closing price for a share on Eurolist on the trading day preceding the Shareholders’ Meeting. Each warrant shall give the right to subscribe to one share, nominal value €1, at 95% of the price determined in the preceding paragraph.

Consequently, the Chairman proposed the Board to issue these warrants as of this date.

After deliberation, the Board, unanimously,

resolved to issue 8,000 warrants to subscribe for 8,000 shares of the Company each to Ms Marie-Claude Bernal, Messrs Michel Alard, Pascal Brandys, Marc Fourrier, Richard Liebhaber, Todd Lowe and Thomas Weatherford, each warrant giving right to subscribe for one share of €1.00 nominal value;

The warrants will be issued under the following conditions:

Each warrant shall be issued at a price of 0.65 euro representing 5% of the average trading closing price for a share as quoted on Eurolist. during the 10 days preceding the date of this meeting (13.02 euros). Each warrant shall give the right to subscribe for one share, nominal value 1.00 euro at a price of 12.37 euros, being the average trading closing price for a share, as quoted on Eurolist during the 10 days preceding the date of this meeting (13.02 euros) less the issue price, pursuant to the terms approved by the November 29, 2005 general shareholders’ meeting mentioned above. This price is superior to the trading closing price for a share as quoted on Eurolist on November 28, 2005 (13.00 euros).

The warrants will have to be subscribed between December 1, 2005 and February 28, 2006, the subscription payment will have to be made when the subscription is completed.

The warrants will be exercisable in whole or in part, at any time. In any event, the warrants must be exercised within a period of five years from the date of their issuance.

Moreover, the beneficiaries, at the time of the subscription will have to agree not to transfer these warrants to a third party.

The Board resolved that upon the occurrence of an operation mentioned in Article L.225-154 of the French Code of commerce, the rights of the holders of the warrants will be protected pursuant to the provisions of Articles 171 to 174-1 and Articles 174-2 to 174-5 of the Decree of March 23, 1967;

granted full powers to the Chairman to notify the beneficiaries of the number of warrants to be proposed for subscription to each of them and the terms and conditions of such proposal, to collect the subscriptions for the new shares, to finalize the share capital increases resulting from the exercise of the warrants, to modify the by-laws accordingly and in particular, Article 6 of the Company’s by-laws in accordance with Article 55 of the Decree of March 23, 1967 in order to indicate the beneficiaries of the “special advantages” and the nature of such advantages and more generally, to take all necessary measures;

fixed the terms of the additional report which will be made available to the shareholders within the legal and regulatory conditions and a copy of it will be transmitted to the statutory auditors.

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